

Mail Stop 6010

July 15, 2008

Mr. Dario Sacomani
Executive Vice President and Chief Financial Officer
Spansion, Inc.
915 DeGuigne Drive
Sunnyvale, California 94088

> **RE:** **Spansion, Inc.**
> **Form 10-K for the year ended December 30, 2007**
> **Form 10-Q for the quarter ended March 30, 2008**
> **File No. 0-51666**

Dear Mr. Sacomani:

We have reviewed your letter dated on July 2, 2008 and have the following comments.. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 30, 2007

Note 5 – Related Party Transactions, page 87

JV1/JV2 Transaction and Related Agreements, page 89

1.   We note your response to our prior comment 3. To the extent material, please also revise your MD&A discussion of your results of operations in future filings to discuss the impact of the JV1/JV2 transaction gain. Refer to Item 303(A)(3)(i) of Regulation S-K.

Form 10-Q for the quarter ended March 30, 2008

Note 3 – Acquisition of Saifun Semiconductors Ltd. (Saifun), page 8

2.   We note your response to prior comment 4. Please note the guidance in the second sentence of paragraph 48 of SFAS 141 which states that "the parties may, for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated" (emphasis added). Please explain to us how your omission of the results of operations of Saifun for the period from March 18, 208 to March 30, 2008 complies with paragraph 48 of SFAS 141.

Note 12 – Fair Value, page 20

3.   We note your response to prior comment 5. You state that you utilized a discounted cash flow analysis provided by UBS Securities. Please address the following:

• Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the valuation of the auction rate securities.

• Clarify for us whether UBS Securities was also the broker for the student loan backed auction rate securities that you held as of March 30, 2008. If so, tell us how you considered this relationship in determining the level of reliance you placed on the valuation.

• Clarify for us whether the information provided by UBS Securities represented an offer to purchase your auction rate securities.

4.   We note the information included in your response to prior comment 5 relating to the valuation of the student loan backed auction rate securities (SLARS) as of March 30, 2008. With a view towards improved disclosure in future filings, please address the following:

- When available, please provide us with your significant assumptions underlying your discounted cash flow analysis as of June 29, 2008, including the illiquidity discount factor used.

- In light of the current market for SLARS whereby most auctions are failing and the limited secondary markets that have developed have indicated significant discounts to par value, please explain to us and revise your disclosures to discuss why you believe your liquidity discount (140 basis points as of March 30, 2008) adequately compensates for the current illiquidity in the market for SLARS.

- We note that your valuation indicated a 5% reduction in value for your SLARS, but your disclosures state that the valuation was not materially different than par. In light of the current economic environment and investor interest in auction-rate securities, explain to us how you concluded that the 5%, or approximately $6.1 million, reduction in value was not material for disclosure.

5.   Your response to prior comment 5 does not appear to adequately address the specific factors that led you to conclude as of March 30, 2008 that you would be able to realize the par value of your student loan backed auction rate securities (SLARS) in the next twelve months. With a view toward your disclosure in your upcoming June 29, 2008 Form 10-Q, please provide us with an analysis of the specific factors you considered in determining that you would be able to sell your SLARS at par through a successful auction, sale to a buyer outside the auction process or redemption by the issuers within the next twelve months. Alternatively, if as of June 29, 2008 you no longer believe that you will be able to sell the SLARS at par in the next twelve months, disclose that determination.

General

6.   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief